Exhibit 99.3

Industry Guide 3 – Return on Equity and Assets Ratios

	Q3 2015	Q2 2015	Q1 2015	For the nine months ended July 31, 2015	For the year ended October 2014
Return on Assets	0.94%	0.99%	0.94%	0.96%	0.99%
Return on Equity	18.1%	19.3%	19.3%	18.9%	19.0%
Dividend Payout Ratio	46%	46%	45%	46%	47%
Equity to Asset Ratio	5.67%	5.57%	5.32%	5.52%	5.74%

Results are from Consolidated Financial Statements.